UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-00566

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Greif Bros. 401(k) Retirement Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greif, Inc.

425 Winter Road

Delaware, Ohio 43015

Exhibit Index on Page 12.

REQUIRED INFORMATION

The following financial statements for the Greif Bros. 401(k) Retirement Plan and Trust are being filed herewith:

Description	Page No.
Financial Statements:

December 31, 2003 and 2002 and the year ended December 31, 2003

Report of Independent Registered Public Accounting Firm	Page 3

Financial Statements:

Statements of Net Assets Available for Benefits	Page 4

Statement of Changes in Net Assets Available for Benefits	Page 5

Notes to Financial Statements	Pages 6 through 10

The following exhibits are being filed herewith:

Exhibit No.	Description	Page No.
1	Consent of Ernst & Young LLP	Page 13

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Greif Bros. 401(k) Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Greif Bros. 401(k) Retirement Plan and Trust (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Columbus, Ohio

May 21, 2004

Greif Bros.

401(k) Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Investments, at fair value:
Mutual Funds	$30,997,198	$22,216,322
Common/collective funds	9,381,006	11,310,276
Common stock	2,590,775	1,943,207
Participant notes receivable	833,107	988,225

Total investments	43,802,086	36,458,030

Employer contributions receivable	—	24,050
Employee contributions receivable	—	107,942

	—	131,992

Other	—	(125,141)

Net assets available for benefits	$43,802,086	$36,464,881

See accompanying notes.

Greif Bros.

401(k) Retirement Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Employee contributions	$3,461,054
Employer contributions	694,118
Rollover contributions	152,323
Net transfers from other plans	45,554
Investment income:
Net appreciation in fair value of investments (Note 3)	7,155,584
Interest and dividend income	29,125

11,537,758
Deductions:
Benefits paid to participants	(4,197,166)
Administrative fees	(3,387)

Net increase in net assets	7,337,205
Net assets available for benefits, beginning of year	36,464,881

Net assets available for benefits, end of year	$43,802,086

See accompanying notes.

Greif Bros.

401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2003

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Greif Bros. 401(k) Retirement Plan and Trust (the “Plan”) are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. Investments are valued at quoted market prices, which represent the net asset values of units held by the Plan at year- end. Participant notes receivable are valued at their outstanding balance, which approximates fair value.

Payment of Benefits

Benefit payments are recorded upon distribution.

Administrative Expenses

The majority of administrative expenses of the Plan are paid by Greif, Inc. (the “Sponsor”).

2. Description of the Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Greif Bros.

401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2003

2. Description of the Plan (continued)

General

The Plan is a defined contribution plan covering all full-time employees of the Sponsor classified as office or salaried and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was adopted effective January 1, 1995 by the Sponsor to provide eligible employees with special incentives for retirement savings. Employees classified as office or salaried are eligible for participation on the first of the month following their date of hire and upon attaining the age of twenty-one.

The Plan provides that the Sponsor will appoint a committee (the “Administrator”) that is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. Effective February 3, 2003, the Plan assets are maintained by Investors Bank Trust (the “Trustee”). The Plan assets were formerly maintained by Key Trust Company of Ohio, NA.

Plan Merger

Effective December 31, 2003, each of the Sponsor’s defined contribution retirement plans were merged into the Greif Bros. 401(k) Retirement Plan and Trust. As a result, all assets of these plans were transferred to the Greif Bros. 401(k) Retirement Plan and Trust. The accompanying financial statements herein reflect net assets available for benefits just prior to the merger. In addition, the Plan name was changed to Greif 401(k) Retirement Plan on January 1, 2004. Previously eligible participants of the plan were immediately eligible for the Greif 401(k) Retirement Plan.

Participant Contributions

Participants may contribute from 1% to 20% of their annual compensation into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant’s federal income tax exclusion for that plan year.

Employer Contributions

At its discretion, the Sponsor may make matching and/or profit sharing contributions. Participant contributions are matched by the Sponsor based on a percentage determined annually by the Board of Directors. Employer contributions are limited to the first 6% of compensation that is deferred. Additional profit sharing amounts may be contributed at the

Greif Bros.

401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2003

2. Description of the Plan (continued)

Employer Contributions (continued)

option of the Sponsor and are allocated to participants based on their compensation. There were no profit sharing contributions during the year ended December 31, 2003.

Participant Notes Receivable

Subject to the Administrator’s approval, the Trustee is empowered to lend to participants a portion of their account balances. Interest rates and terms are established by the Trustee.

Vesting

Participants have full and immediate vesting in all participant contributions and related income credited to their accounts. Participants hired prior to July 1, 2000 also have full and immediate vesting in all employer contributions and related income credited to their accounts. Participants hired on or after July 1, 2000 vest in employer contributions ratably over a five-year period.

Investment Options

Effective February 3, 2003, participants may designate how Plan contributions are to be invested in any combination of the following collective/common and mutual funds held by the Trustee: MassMutual Stable Income Fund, MassMutual Conservative Journey Fund, MassMutual Moderate Journey Fund, MassMutual Aggressive Journey Fund, PIMCO Total Return Fund A, Dodge & Cox Balanced Fund, MassMutual Large Cap Value Fund, MassMutual Indexed Equity Fund, Dodge & Cox Stock Fund, Oppenheimer Capital Appreciation Fund, MassMutual Small Company Value Fund, MassMutual Mid Cap Growth II Fund, MassMutual Small Company Growth Fund and MassMutual Overseas Fund. Prior to February 3, 2003, participants could designate Plan contributions to be invested in any of the following collective/common and mutual funds held by Key Trust Company of Ohio, NA: EB Money Market Fund, Victory Money Market Fund, Victory MaGic Fund, AIM Value Fund, Franklin Small/Mid Cap Growth Fund, Janus Twenty Fund, Janus Overseas Fund, Victory Life Choice Growth Investors Fund, Victory Life Choice Moderate Investor Fund, Victory Life Choice Conservative Investor Fund, Victory Stock Index Fund, and the PIMCO Total Return Fund. Additionally, participants may invest in a fund which invests primarily in common shares of Greif, Inc.

Greif Bros.

401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2003

2. Description of the Plan (continued)

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), retirement, or the attainment of age 59 ½. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. The final amounts accumulated in the participant’s accounts will be distributed in accordance with Section 401(k)(10) of the Internal Revenue Code (“IRC”).

3. Investments

During 2003, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common Stock	$965,076
Mutual and Collective Funds	6,190,508

$7,155,584

Greif Bros.

401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2003

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2003	2002
MassMutual Stable Index Fund	$9,381,006	$	*
MassMutual Moderate Journey Fund	5,547,200		*
MassMutual Indexed Equity Fund	8,519,999		*
MassMutual Mid Cap Growth II	4,028,970		*
PIMCO Total Return Fund A	3,069,879		3,031,141
Greif, Inc. Class A Common Stock	2,590,775		1,943,207
Franklin Small/Mid Cap Growth Fund	*		2,690,879
Victory Life Choice Moderate Investor Fund	*		4,318,374
Victory Stock Index Fund	*		7,047,248
Victory MaGic Fund	*		8,270,844
Victory Money Market Fund	*		2,939,764

*	Amount does not exceed 5% of the Plan’s net assets at the specified date.

4. Transactions with Parties in Interest

As of December 31, 2003 and 2002, the Plan owned 70,614 and 81,655 shares of the Sponsor’s Class A Common Stock with a fair value of $2,590,775 and $1,943,207, respectively. Cash dividends received from the Sponsor were $42,038 for the year ended December 31, 2003.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 24, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt. To the extent that any operational issues are identified, the plan administrator has agreed to take appropriate corrective actions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREIF BROS. 401(k) RETIREMENT PLAN AND TRUST

Date: June 28, 2004	By:	/s/ MICHAEL L. ROANE
	Printed Name:	Michael L. Roane
	Title:	Plan Administrator

GREIF BROS. 401(K) RETIREMENT PLAN AND TRUST

ANNUAL REPORT ON FORM 11-K

FOR YEAR ENDED DECEMBER 31, 2003

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.

1	Consent of Ernst & Young LLP	Page 13